FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 13, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Acquires Controlling Stake of COMSTAR-UTS

October 13, 2009

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has acquired a 50.91% stake in COMSTAR — United TeleSystems (“COMSTAR-UTS” — LSE: CMST), a leading supplier of integrated telecommunication solutions in Russia and the CIS, from AFK Sistema.

Under the terms of the agreement, a wholly owned subsidiary of MTS purchased Sistema’s 50.91% stake in COMSTAR-UTS for 39.15 billion rubles ($1.32 billion)(1) or 184.02 rubles ($6.21) per Global Depositary Receipt (GDR).  In US dollar terms, this price differs from previously announced price due to recent depreciation in the value of the US dollar versus the Russian ruble, though the terms of the transaction remain unchanged.  MTS and its related subsidiaries have received all necessary regulatory approvals to realize the transaction.  No decision has been made regarding the extension of an offer to minority shareholders of COMSTAR-UTS.

MTS believes the transaction will provide access to important growth markets in commercial and residential broadband; realize value-accretive synergies in capital and operational expenditures; and provide a foundation for the development of effective content platforms and services.

The approval of the acquisition of COMSTAR-UTS by the MTS Board of Directors was based on the recommendation of the Special Committee to the Board, which consists of the three independent directors who serve on the Board.  The Special Committee was established on May 22, 2009, to oversee the transaction process and decide whether to recommend the acquisition to the full Board.  Fairness opinions were provided to the Special Committee by independent financial advisors J.P. Morgan plc and ING.  Cleary Gottlieb Steen & Hamilton LLP served as legal advisor on the transaction, while PricewaterhouseCoopers Russia provided advice and analysis of the commercial, tax and financial aspects of the transaction.  Legal due diligence was performed by law firm Liniya Prava.  Additional independent legal advice to the Special Committee was provided by Cravath, Swaine & Moore LLP.

The management of MTS will address the investment community about the COMSTAR-UTS transaction and other aspects of MTS’ business during its upcoming Analyst and Investor Day on October 19, 2009.  For more information, please visit http://www.mtsgsm.com/resources/analyst_investor_days

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Mob: +7 985 220 4208

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 96.17 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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(1) As transactions between Russian entities must be carried out in rubles, MTS hedged the final amount due on completion of the transaction with 50% of the sale price pegged at 31.9349 rubles:dollar rate, while the balance has been calculated at 29.6090, the official rate of the Central Bank of Russia on the date of signing.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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“J.P. Morgan plc (“J.P. Morgan”) is acting for MTS (as represented by the Special Committee) in relation to the Transaction and for no one else and J.P. Morgan shall not regard any other person (including, without limitation, any person who is a director, officer, employee, shareholder or creditor of MTS) as its client in relation to the Transaction and shall not be responsible to any other person for providing protections afforded to clients of J.P. Morgan or advising any other person involved in the Transaction.”

ING Bank N.V., London Branch (“ING”), which is authorized by the Dutch Central Bank, is acting exclusively for MTS and no one else in relation to the Transaction and will not be responsible to anyone other than MTS for providing the protections afforded to clients of ING nor for providing advice in relation to the Transaction or any other matters referred to in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: October 13, 2009